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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057407

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SEC FILE NUMBER	
8 -	42116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2008__ AND ENDING __12/31/2008__
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
        Mariner Group Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
        500 Mamaroneck Ave.
                                (No. and Street)

Harrison	New York		10528
(City)	(State)		(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        Donald J Rubin   914-798-4218

                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        J.H. Cohn LLP

                        (Name -- if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	New Jersey	07068-1697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   ☐ Certified Public Accountant

   ☒ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB
3/2

OATH OR AFFIRMATION

I, _____Donald J Rubin_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Mariner Group Capital Markets, Inc._____ , as of _____December 31, 20 08_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN C. KELLY
NOTARY PUBLIC
WESTCHESTER COUNTY
STATE OF NEW YORK
My Commission Expires
July 18, 2009

_____
Signature

Financial and Operations Principal
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[x] (a) Facing page.

[x] (b) Statement of Financial Condition.

[x] (c) Statement of Income (Loss).

[x] (d) Statement of Cash Flows

[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[x] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the

　　　　　Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-

　　　　　solidation.

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARINER GROUP CAPITAL MARKETS, INC.

Index

Facing Page



J.H. COHN LLP

Accountants and Consultants since 1919

<u>Report of Independent Public Accountants</u>

To the Stockholder
Mariner Group Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Mariner Group Capital Markets, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariner Group Capital Markets, Inc. as of December 31, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 26, 2009

MARINER GROUP CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 66,348

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 22,602
Payable to affiliate	27,221
Total liabilities	49,823
Stockholder's equity:	
Common stock, no par value; 2,500 shares authorized;	
1,000 shares issued and outstanding	237,778
Additional paid-in capital	92,000
Accumulated deficit	(313,253)
Total stockholder's equity	16,525
Total	$ 66,348

See Notes to Financial Statements.

MARINER GROUP CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions and private placement fees	$	602,310
Interest income		345
Other income		287
Total		602,942
Expenses:		
Commissions		602,310
Occupancy		9,000
General and administrative		64,052
Total		675,362
Net loss	$	(72,420)

See Notes to Financial Statements.

MARINER GROUP CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2008	1,000	$237,778	$ 42,000	$ (240,833)	$ 38,945
Capital contribution			50,000		50,000
Net loss				(72,420)	(72,420)
Balance, December 31, 2008	1,000	$237,778	$ 92,000	$ (313,253)	$ 16,525

See Notes to Financial Statements.

MARINER GROUP CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Operating activities:	
Net loss	$ (72,420)
Adjustments to reconcile net loss to net cash used in operating activities - changes in operating assets and liabilities:	
Other assets	72
Accrued expenses	9,886
Payable to affiliate	12,718
Net cash used in operating activities	(49,744)
Financing activities - capital contribution	50,000
Net increase in cash	256
Cash, beginning of year	66,092
Cash, end of year	$ 66,348

See Notes to Financial Statements.

Note 1 - Organization and summary of significant accounting policies:

Organization:

Mariner Group Capital Markets, Inc. (the "Company"), a New Jersey corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority, Inc., successor to the National Association of Securities Dealers, Inc.

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule. The Company has not entered into an agreement with a clearing broker as of December 31, 2008 and, accordingly, the Company has not carried customer accounts, taken custody of securities or extended margin credit to its customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Commissions:

Commissions and related clearing expenses are recorded on the accrual basis of accounting based on the trade-date.

During 2008, the Company did not enter into any introducing broker agreements.

Income taxes:

The Company has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code. Under these sections, corporate income, in general, is taxable to the stockholders based on the stockholder's proportionate interest in the corporation. The Company has also elected to be treated as an "S" Corporation for New Jersey and New York State income tax purposes.

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes (concluded):

During 2007, the sole stockholder, Mariner Partners, Inc. submitted a Qualified Subchapter S Subsidiary Election on behalf of the Company with the Internal Revenue Service. As a result of this filing, the Company's information will be included in the Mariner Partners Inc.'s Federal and combined state and local tax filings and any tax expense incurred will not be recorded on the Company. As such, the Company's historical New York City net operating loss carryforwards, to the extent available to Mariner Partners, will be utilized on its tax returns. There were no material deferred tax assets or liabilities at December 31, 2007 related to the Company's stand alone tax filing.

New accounting pronouncements:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption of FIN 48 for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass-through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Company. pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. Management does not expect the adoption of FIN 48 to have a material effect on the financial condition or the results of operations of the Company.

Note 2 - Cash:

The Company maintains cash deposits with a major financial institution. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with financial institutions that have high credit ratings.

Note 3 - Related party transactions:

The Company and another company under common ownership (the "affiliate") occupy office space leased by the affiliate. The Company was charged $9,000 in 2008 by the affiliate for its share of rent and certain other operating costs. The payable to affiliate at December 31, 2008 results from such charges.

In addition, the Company paid commissions of $602,310 to the affiliate at December 31, 2008.

MARINER GROUP CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 4 - Net capital requirement:
The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $16,525, which was $11,525 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.02 to 1.

MARINER GROUP CAPITAL MARKETS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital:
    Stockholder's equity $ 16,525

Aggregate indebtedness - total liabilities $ 49,823

Computation of basic net capital requirement:
  Minimum net capital required (greater of 6-2/3% of
    aggregate indebtedness or $5,000 minimum
    dollar net capital requirement) $ 5,000

Excess net capital over minimum net capital $ 11,525

Excess net capital at 1,000% $ 11,543

Ratio of aggregate indebtedness to net capital   3.02

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.



www.jhcohn.com ▪ *888-542-6461* ▪ *fax 888-542-3291*

Report of Independent Public Accountants on Internal Control

To the Stockholder
Mariner Group Capital Markets, Inc.

In planning and performing our audit of the financial statements of Mariner Group Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
February 26, 2009

12



Mariner Group Capital Markets, Inc.

Report on Financial Statements

Year Ended December 31, 2008